UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 BENIHANA, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    082047101
                                 (CUSIP Number)

                                DECEMBER 8, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages
                                 Exhibit Index:

                                  SCHEDULE 13G


CUSIP NO. 082047101                                            PAGE 2 OF 5 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ROBERT M. RAIFF

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a. [ ]
                                b. [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                      0.00%

12       Type of Reporting Person (See Instructions)

                                       IN



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CUSIP NO. 082047101                                            PAGE 3 OF 5 PAGES


ITEM 1(A).        NAME OF ISSUER:

                  Benihana, Inc. (the "Issuer")

ITEM 1(B).        ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  8685 Northwest 53rd Terrace, Miami, Florida  33166

ITEM 2(A).        NAME OF PERSON FILING:

     This Statement if filed on behalf of Robert M. Raiff (the "Reporting Person"). The Reporting Person is the president of Raiff Partners, Inc., a Delaware corporation ("Raiff Partners"), which acts as the manager of Centurion Investors, LLC, a Delaware limited liability company ("Centurion"). Centurion is the general partner of Centurion Long Term Strategies, LP ("CLTS"). Mr. Raiff is also the president of the sole general partner of Centurion Advisors, L.P. ("Centurion Advisors"), which manages advisory accounts on a discretionary basis and serves as Investment Manager of Centurion Long-Term Strategies Overseas, Ltd. ("Centurion Overseas" and, collectively with CLTS, the "Funds"). This Statement relates to Shares (as defined herein) held for the accounts of the Funds.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of the Reporting Person is 152 West 57th Street, New York, New York 10019.

ITEM 2(C).        CITIZENSHIP:

                  The Reporting Person is a United States citizen.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.10 par value per share (the "Shares").

ITEM 2(E).        CUSIP NUMBER:

                  082047101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A).        AMOUNT BENEFICIALLY OWNED:

     As of the date hereof, the Reporting Person may not be deemed to be the beneficial owner of any Shares.


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CUSIP NO. 082047101                                            PAGE 4 OF 5 PAGES


ITEM 4(B).        PERCENT OF CLASS:

     As of the date hereof, the number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 0.00% of the total number of Shares outstanding. The foregoing percentage is calculated based upon information provided in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2006, that there were 2,315,853 Shares outstanding as of November 1, 2006.


ITEM 4(C).        NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or to direct the vote:                               0

                  (ii)     Shared power to vote or to direct the vote:                             0

                  (iii)    Sole power to dispose or to direct the disposition of:                  0

                  (iv)     Shared power to dispose or to direct the disposition of:                0



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 082047101                                            PAGE 5 OF 5 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 17, 2007           ROBERT M. RAIFF



                                  By:      /s/ Robert M. Raiff
                                           -------------------------------------